Thomas Giacomaro was salesman, owner, president, and consultant for dozens of multi-million-dollar companies in the trucking, courier, garbage, and investment businesses spanning three decades.

He began his career in the 70s as a teenage gopher at Maislin Transport, one of the largest trucking companies in North America.

By age 20, he'd worked his way up to Sales Manager at North American Van Lines and soon earned the nicknames, "The Appliance King" and "Golden Tongue" after nabbing contracts from big-name appliance manufacturers like General Electric, Black & Decker, Maytag, Toshiba, Whirlpool, and Westinghouse to transport their goods across the country.

In 1976, at age 23, Thomas was awarded NAVL's National Salesman of the Year.

He then moved on to the flailing trucking company, Allied Van Lines, as Senior Vice President. Within one year he built the company up until it attained more than $100 million in general freight from A-list manufacturers like Samsung and Toys "R" Us.

In the early 80s Thomas ventured out on his own and set up two new trucking companies—Lone Star and Cargo Transportation Lines. By the end of the decade, he'd rolled-up and consolidated dozens of trucking and airfreight companies and was co-owner of the largest privately held trucking company in the country.

In the early 90s Thomas focused on the courier business and in 1995 created a triangular reverse merger deal between Consolidated Delivery & Logistics (CD&L) and 11 other courier companies, raising $33.2 million with an initial public offering on NASDAQ.

In the late 90s he consulted for several companies, creating more unprecedented deals and mergers. In August 1998 he acted as Special Advisor for Fortune 500 Company, Allied Waste Industries, and coordinated their acquisition of American Disposal Services Inc in a stock deal worth about $1.1 billion.

Later that year, he helmed a deal between Allied Waste and $130 million of waste and recycling companies in New Jersey, Connecticut, Massachusetts.

In the spring of 1999, he acted as a Special Advisor between Allied Waste and larger disposal company, Browning-Ferris Industries (BFI) in a $10 billion transaction that catapulted Allied Waste to the second largest non-hazardous solid waste management company in the United States.